Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AMETEK, INC.

AMETEK, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

1.    This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on April 26, 2007, as amended to date (the “Amended and Restated Certificate of Incorporation”).

2.    Section 1 of Article SEVENTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“SEVENTH. Section 1. Number, Election, and Terms of Directors.

Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, the number of the Directors of the Company will not be less than three nor more than 12 and will be fixed from time to time in the manner described in the By-Laws of the Company. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, will be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. The Directors elected to Class I will hold office for a term expiring at the annual meeting of stockholders to be held in 2019; the Directors elected to Class II will hold office for a term expiring at the annual meeting of stockholders to be held in 2020; and the Directors elected to Class III will hold office for a term expiring at the annual meeting of stockholders to be held in 2021, with the members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the Company, the successors of the class of Directors whose terms expire at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Election of Directors of the Company need not be by written ballot unless requested by the Chairman or by the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected.

Directors shall be elected at a duly called meeting of the stockholders at which a quorum is present. In any uncontested election of Directors, a nominee shall be elected as a Director at such a meeting if the votes of shares of capital stock of the Company present in person or represented by proxy at the meeting and entitled to vote in the election of Directors cast “for” such nominee’s election exceed the votes of shares of capital stock of the Company present in person or represented by proxy at the meeting and entitled to

Exhibit 3.1

vote in the election of Directors cast “against” such nominee’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that nominee’s election). In a contested election, Directors shall be elected by plurality vote of all votes cast at such a meeting. An election is considered contested if the Board determines that (a) there are more nominees for election than positions on the Board to be filled or (b) one or more nominees for election to the Board was nominated other than by or at the direction of the Board.

If, in any uncontested election, an incumbent Director is duly nominated for re-election but is not elected, then such incumbent Director shall promptly tender his or her resignation to the Board for consideration. The Board shall make a decision on whether to accept or reject such Director’s resignation, or whether to take other appropriate action, and will publicly disclose its decision. The Board may delegate to the Corporate Governance/Nominating Committee (or to such other committee as the Board may duly designate from time to time) responsibility for making a recommendation to the Board regarding such matters. An incumbent Director required to tender his or her resignation pursuant to this Section 1 of Article Seventh will not participate in any decision of the Board regarding such resignation, or in any recommendation of any committee relating thereto, or in any deliberations of the Board or any such committee relating thereto.

If a Director tenders his or her resignation in the circumstances contemplated by the immediately preceding paragraph and such resignation is accepted by the Board, or if a nominee for Director is not elected and the nominee is not an incumbent Director, then the Board may fill the resulting vacancy pursuant to the terms of this Amended and Restated Certificate of Incorporation and of the By-Laws of the Company relating to the filling of Board vacancies generally, or may decrease the size of the Board pursuant to the terms of this Amended and Restated Certificate of Incorporation. If a Director tenders his or her resignation in the circumstances contemplated by the immediately preceding paragraph and such resignation is not accepted by the Board, then such Director shall continue to serve until such Director’s successor has been duly elected and qualified or until his or her earlier death, resignation or removal as provided in this Amended and Restated Certificate of Incorporation and in the By-Laws of the Company.

This Section 1 of Article Seventh shall be subject, in all respects, to the rights, if any, of the holders of Preferred Stock, in each case as specified in more detail in the applicable Preferred Stock Designation.”

3.    This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by David A. Zapico, its Chief Executive Officer, this 9th day of May, 2019.

By:	/s/ David A. Zapico
David A. Zapico
Chief Executive Officer